Filed Pursuant To Rule 433
Registration No. 333-158105
November 19, 2009

DATE	11/18/2009
TIME	09:00 - 10:00
STATION	CNBC
LOCATION	National
PROGRAM	Squawk On The Street
BROADCAST TRANSCRIPT
MARK HAINES, co-anchor:
All righty (sic), here we go with the opening bells here at the big board, the World Gold Counsel.
ERIN BURNETT, co-anchor:
Oh, does that mean there’s gold bugs running around?
HAINES: Yep. And State Street Global Advisers celebrating the fifth anniversary of the Spider Gold Trust, ticker GLD. We’ll speak to the World Gold Counsel chairman and managing director of State Street Global Advisors in a few minutes.
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(Unrelated Material)
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BURNETT: Gold continues to show off its luster, hovering at record high prices of—of well over $1100 an ounce today, $1150.20 cents. At the same time, investor appetite for gold has been rising and rising and rising. And thanks to an ETF breakthrough five years ago today, people have been able to invest in gold who never were before. We’re talking about individual investors. For more on this, let’s go down to our own Bob Pisani; he’s got two special guests. And they must have Popeye arms to be able to carry those bars around.
BOB PISANI reporting:
We’re pumping, pumping gold. This is a standard London gold bar. 400 ounces, about 25 pounds, right? It’s about $450,000. And we’re going to be talking about that. This is the first commodity ETF at GLD; it was the first gold ETF. It revolutionized commodity investing. Let’s talk to our guests here. Ian Telfer—he’s chairman of the World Gold Council and chairman of Gold Corp. as well. And of course here Jim Ross from State Street. When I first did this five years ago they came down on the floor. The World Gold Council didn’t even want to be interviewed; they were so concerned about various SEC regulations.
Mr. JIM ROSS (Senior Managing Director, State Street global Advisors): Yes, yes.
PISANI: You remember Jim was here on that. Ian, things have changed a lot in the last five years, haven’t they?
Mr. IAN TELFER (Chairman, World Gold Council): That’s correct, yeah. It’s become a huge success. It’s now got $40 billion worth of gold in it. That’s the second largest ETF in the world. And, yes, we’re very proud of it now.
PISANI: It’s not only the second largest ETF in the world; it’s the sixth largest holder of gold in the world. There is more gold being held in the GLD than China has in its own reserves, than Switzerland has, Jim.
Mr. ROSS: Yes, it is. Now, it’s been a fantastic story for investors who wanted the opportunity to invest in gold and found it difficult in the physical form, and to be able to securitize it into 100 percent physically backed gold bars in a vault in London has been fantastic.
PISANI: Now, the one thing that I keep getting asked, Ian, by investors all the time is if I buy the GLD, do I actually buy gold, do I actually hold real gold, and my answer is yes. Can you explain why? And exactly, where is the gold being held?
Mr. TELFER: Certainly, yes. When you buy the GLD, you do own the gold. The gold is stored in London in a warehouse with everybody else’s gold. We don’t lend it. We don’t rent it. We—we keep it there. And it is yours. But you cannot go physically to collect your own gold.
PISANI: That’s right, you can’t take physical delivery. You know, there’s a lot of people who were saying this GLD, these ETFs and commodity ETFs, they’re great for investors but they’re contributing to a bubble in commodities, Jim. What do you say when people make that argument?
Mr. ROSS: Well, GLD just to be clear is 8 percent of the gold production in the world. So it’s not really taking that much out of the demand side. It’s a really positive story. It really has allowed investors to be able to express a view on gold. And historically, that had been a huge challenge before this product came to market five years ago.
PISANI: So Ian, there’s a lot of arguments now that gold’s only going to go up to value. You guys have been putting out statements to gold business that gold production is actually declining, that the amount of gold you can get out of the ground is declining. That prices are only going to go up because demand is going up. Is there something really behind this argument or is this something just that the gold people are putting out at this point?
Mr. TELFER: No, there is something behind this argument. If you look at the gold production of the top seven or eight gold producers, more than half of them, their production’s declining now going forward. It’s tougher to find, and it’s tougher to mine.
PISANI: OK, so here’s the tough question. You’re on Gold Corp. too...
Mr. TELFER: Right.
PISANI: ...as the chairman of a big gold company, and you’re chairman of the World Gold Council...
Mr. TELFER: Right.
PISANI: ...if I want to own gold, should I own a gold company or should I own physical gold?
Mr. TELFER: Well, of course, I would say you own both.
PISANI: Oh, jeez.
Mr. TELFER: You should own both. Over time, sometimes the metal out performs the shares and other times the shares out performs the metal. So to have a balanced portfolio with the safeguard of gold, I would say own both.
PISANI: You know, Jim, they often say that gold is not correlated to other assets. Actually, the lack of correlation was pretty good last year...

Mr. ROSS: Yeah.
PISANI: ...it was one of the very few asset investments—assets that didn’t correlate well to the rest of the market. Do you feel confident that will—will continue in the near future or will gold simply go back to being the sort of nothing investment?
Mr. ROSS: Well, I think if you go back and look at historical trends on it, it’s always been a non-correlated asset to the equity market. And I think that’s—when we talk to investors who want to—want to place, you know, investment in gold, their thinking is they want something that doesn’t correlate with the market. There’s no question there will be times when gold will go up; there will be times when gold will go down. It is still an asset that, you know, has ups and downs in it. But for the most part, it’s a diversifier in your portfolio and investors are really looking for diversity and I think you saw that play out last year.
PISANI: Are there going to be other ways, Jim, to invest in commodities? Will we see more commodity ETFs out there or have we sort of gotten about as creative as we’re going to get?
Mr. ROSS: I think there’s always more creativity in our business, Bob. I think you will see more over time; I think the challenge is to bring something as pure as GLD is difficult because you can’t always have everything physically backed.
PISANI: Ian Telfer, Jim Ross, five years, congratulations.
Mr. ROSS: Thanks.
PISANI: Thanks for being with us.
Mr. TELFER: Thanks, Bob.
Mr. ROSS: My pleasure.
PISANI: And please take this back. This is not easy. All right, Mark and Erin, back to you.
Mr. ROSS: Great, thank you very—
BURNETT: You just gave back a gold bar? Are you crazy?
HAINES: $450,000 worth?
BURNETT: Wow.
SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.

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